May 21, 2015

Mr. Mike Beer
Chief Executive Officer and President
Principal Exchange-Traded Funds, Inc.
Principal Financial Group
Des Moines, IA 50392-2080

Dear Mr. Beer:

Principal Financial Services, Inc. intends to purchase the following shares (the “Shares”):

Principal Exchange-Traded Funds	Purchase Amount	Shares Purchased
Principal EDGE Active Income ETF	$100,000	2,500

Each share of Principal EDGE Active Income ETF has no par value and a price of $40 per share. In connection with such purchase, Principal Financial Services, Inc. represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

PRINCIPAL FINANCIAL SERVICES, INC.

BY __/s/ Clint Woods___________________
Clint Woods
Vice President and Associate General Counsel